LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) † 215 Fries Mill Road

Turnersville, New Jersey 08012

† Admitted to practice in US Supreme Court, (856) 374-1744

US District Court & US Tax Court (1-866) 272-8505 (Fax)

November 6, 2014

VIA EDGAR

Catherine Courtney Gordon

U.S. Securities & Exchange Commission

Division of Investment Management, Disclosure Review Office #2

100 F. Street, N.E.

Washington, DC  20549-5030

Re:	Avondale Funds (“Avondale”)

File Nos. 333-198319, 811-22981

Dear Ms. Gordon:

Kindly accept this letter in response to our telephone conversation on November 5, 2014, wherein you have provided comments to our client’s N-1A/A filing submitted on November 4, 2014. Pursuant to your request, we are filing simultaneously herewith our client’s amended draft of its N-1A/A as Pre-Effective Amendment #3.

Accordingly, please find our client’s responses below.

1)     Update the ticker symbols of the series and class on EDGAR;

Response:	The ticker symbols of the series and class have accordingly been updated on EDGAR.

2)     Revise footnote #3 of the Expense Table and in other applicable sections of the disclosure documents (page 13 and Note 2 to the seed financial statements) to note that “Each waiver or reimbursement by the adviser is subject to repayment by the Fund within the three (3) fiscal years following the fiscal year in which the particular expense was incurred, provided that the current year’s expense ratio is less than the prior year contractual expense cap that was in place when such prior year expenses were waived.”

Response:	Footnote #3 of the Expense Table has been revised to read as follows:

The Adviser has contractually agreed to waive its management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs, front-end or contingent deferred loads, taxes, leverage, interest, extraordinary expenses such as litigation and any indirect expenses (such as Fees and Expenses of Acquired Funds), and expenses incurred in connection with any merger or reorganization, do not exceed 1.15% of the Fund’s average daily net assets. The contractual agreement is in place through December 31, 2015. Each waiver or reimbursement by the adviser is subject to repayment by the Fund within the three (3) fiscal years following the fiscal year in which the particular expense was incurred, provided that the current year’s expense ratio is less than the prior year contractual expense cap that was in place when such prior year expenses were waived. The Management Services Agreement may, on sixty (60) days written notice, be terminated with respect to a Fund, at any time without the payment of any penalty, by the Board of Trustees or by a vote of a majority of the outstanding voting securities of the Fund, or by Management.

The disclosure beginning on page 13 has been revised to read as follows:

The Avondale Core Investment Fund is authorized to pay the adviser a management fee equal to 1.50% of the Fund’s average daily net assets. The Adviser pays all of the operating expenses of the Fund except brokerage fees and commissions, borrowing costs, front-end or contingent deferred loads, taxes, leverage, interest, extraordinary expenses such as litigation and any indirect expenses (such as Fees and Expenses of Acquired Funds), and expenses incurred in connection with any merger or reorganization, borrowing costs (such as interest and dividend expenses on securities sold short); fees and expenses of non-interested person trustees; and expenses incurred pursuant to Rule 12b-1 under the 1940 Act (if any). Accordingly, the Adviser pays all of the operating expenses including the compensation and expenses of any trustees, officers and employees of the Fund and of any other persons rendering any services to the Fund including any sub-adviser; clerical and shareholder service staff salaries; office space and other office expenses; fees and expenses incurred by the Fund in connection with membership in investment company organizations; legal, auditing and accounting expenses; expenses of registering shares under federal and state securities laws; insurance expenses; fees and expenses of the custodian, transfer agent, dividend disbursing agent, shareholder service agent, plan agent, administrator, accounting and pricing services agent and underwriter of the Fund; expenses, including clerical expenses, of issue, sale, redemption or repurchase of shares of the Fund; the cost of preparing and distributing reports and notices to shareholders, the cost of printing or preparing prospectuses and statements of additional information for delivery to the Fund's current and prospective shareholders; the cost of printing or preparing stock certificates or any other documents, statements or reports to shareholders; expenses of shareholders' meetings and proxy solicitations; advertising, promotion and other expenses incurred directly or indirectly in connection with the sale or distribution of the Fund's shares (excluding expenses which the Fund is authorized to pay pursuant to Rule 12b-1 under the 1940 Act); and all other operating expenses not specifically assumed by the Fund. For this purpose, operating expenses do not include indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest. In this regard, it should be noted that most investment companies pay their own operating expenses directly, while the Fund’s expenses, except those specified above, are paid by the investment adviser.

The Advisor, has contractually agreed to waive and/or reimburse fees and/or expenses in order to limit the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs, front-end or contingent deferred loads, taxes, leverage, interest, extraordinary expenses such as litigation and any indirect expenses (such as Fees and Expenses of Acquired Funds), and expenses incurred in connection with any merger or reorganization, do not exceed 1.15% of the Avondale Core Investment Fund’s average daily net assets. A contractual agreement is in place through December 31, 2015 for the Fund. The waiver or reimbursement by the adviser is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the particular waiver or expense was incurred, provided that the Fund is able to make the repayment without exceeding the prior year’s expense limitation 1.15% with respect to the Avondale Core Investment Fund expense limitation.

Note 2 to the Seed Financial Statement has been revised to read as follows:

The Fund is authorized to pay the Advisor a fee equal to 1.50% of the Fund’s average daily net assets. The Advisor contractually has agreed to waive its management fee and/or reimburse certain the Fund’s operating expenses, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs, front-end or contingent deferred loads, taxes, leverage, interest, extraordinary expenses such as litigation and any indirect expenses (such as Fees and Expenses of Acquired Funds), and expenses incurred in connection with any merger or reorganization, do not exceed 1.15% of the Avondale Core Investment Fund’s average daily net assets. A contractual agreement is in place through December 31, 2015 for the Fund.

The waiver or reimbursement by the advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the particular waiver or expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.15% with respect to the Avondale Core Investment Fund expense limitation. Each waiver or reimbursement by the adviser is subject to repayment by the Fund within the three (3) fiscal years following the fiscal year in which the particular expense was incurred, provided that the current year’s expense ratio is less than the prior year contractual expense cap that was in place when such prior year expenses were waived.

3)     Revise the disclosure found in Footnote #3 of the expense example, disclosure on page #13, Auditor’s Sections #2 and  section #2 of the Operating expense limitation agreement to be consistent as it relates to the exclusory items under the expense reimbursement obligation;

Response:	Footnote #3 of the expense example, the disclosure on page 13 and the Auditor’s Section 2 have been revised accordingly. See our responses above for the amended language.

4)     Revise the disclosure on page #13 to reflect that the advisor fee is all inclusive of operating costs of the fund;

Response:	The disclosure on page 13 has been revised accordingly. See our response to #2 which notes what is included and what is excluded from the all-inclusive adviser fee.

5)     Confirm that reorganization costs and merger costs are excluded from the all-inclusive fee.

Response:	The disclosure on page 13 has been revised accordingly. See our response to #2 which notes that reorganization costs and merger costs are excluded from the all-inclusive fee.

6)     Position the Seed Audit at the end of Part B and not as an exhibit “K”.

Response:	The Seed Audit has been positioned at the end of Part B and not as Exhibit “K”.

7)     Confirm in writing that the Advisor will be paying for all start-up costs;

Response:	This will confirm that the organizational and offering costs paid by the manager will not be subject to future reimbursement by the fund.

8)     Revise the Auditor’s consent to reflect Pre-Effective #3 and the correct ID # to be 811-22981

Response:	The Auditor’s consent has been revised to reflect Pre-Effective Amendment #3 and the corrected ID # of 811-22981.

We acknowledge the following on behalf of our client, the above named registrant that:

•                          the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

•                          the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Thank you for your kind attention to the matter. Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.